Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

Investor News

The Newsletter for NextEra Energy, Inc. Shareholders

December 2014

Shareholder Relations:
800-222-4511
Investors@NextEraEnergy.com

Find the latest news and updates and enroll in email alerts at NextEraEnergy.com/investors

INVESTOR CORNER

Thank you for your investment in NextEra Energy, Inc. Your company remains focused on building long-term value for shareholders by investing in energy technologies that are designed to provide affordable, clean and reliable power to our customers for years to come. We're pleased to provide you with an update on several recent accomplishments.

Stock Certificate Holders

Certificate holders should consider depositing their stock certificates into their accounts at our transfer agent, Computershare, to avoid the cost of replacement due to loss, theft or destruction. Certificates, along with a letter of instruction to deposit the certificate into DRS book entry, should be sent insured mail to NextEra Energy, Inc., c/o Computershare, P.O. BOX 30170, College Station, TX 77842-3170. Computershare will send you a confirmation of the deposit. You may also deposit your certificates into your brokerage account. See your broker for instructions.

Direct Deposits

We encourage shareholders who receive their dividends by check to enroll in direct deposit.

Once enrolled, your dividend payment will be deposited into your bank account on each dividend payment date. Visit **computershare.com/NEE** to enroll online or call 888-218-4392 for an authorization form.

This newsletter contains forward-looking statements that are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts and estimates are detailed in the company's most recent Securities and Exchange Commission filings on Forms 10-Q and 10-K.



NEXTera ENERGY
HEI

Hawaiian Electric Industries President and CEO Connie Lau and NextEra Energy Chairman and CEO Jim Robo during the news conference for the announcement of NextEra Energy and Hawaiian Electric Industries joining together.

NextEra Energy and Hawaiian Electric Industries to combine

NextEra Energy and Hawaiian Electric Industries (HEI) announced in December a definitive agreement under which the companies have agreed to combine.

The transaction, which is valued at approximately $4.3 billion, includes the assumption of $1.7 billion in HEI debt and excludes HEI's banking subsidiary. In connection with the agreement, HEI separately announced a plan to spin off ASB Hawaii, the parent company of American Savings Bank (ASB), to HEI shareholders and establish it as an independent publicly traded company.

"The announcement marks an important milestone for both our companies as we seek to leverage our respective strengths, commitments to our customers and the communities we serve and the mutual goal of building a cleaner energy future," said Jim Robo, chairman and chief executive officer of NextEra Energy. "We are proud that Hawaiian Electric has agreed to join our company in large part because of our shared vision to bring cleaner, renewable energy to Hawaii, while at the same time helping to reduce energy costs for Hawaiian Electric's customers. Today, Hawaiian Electric is addressing a vast array of complex and interrelated issues associated with the company's clean energy transformation. We believe our strengths are additive to Hawaiian Electric's, creating an opportunity to enhance value for Hawaii's strategically important energy industry. We look forward to welcoming and working with the Hawaiian Electric team, as well as engaging with and listening to key stakeholders, including Hawaiian Electric's customers and communities, to achieve a more affordable clean energy future."

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"This is a transformational opportunity to unlock the value of two strong, local companies, American Savings Bank and Hawaiian Electric," said Connie Lau, HEI's president and chief executive officer and chairman of the boards of American Savings and Hawaiian Electric. "In NextEra Energy, Hawaiian Electric is gaining a trusted partner that can help the company accelerate its plans to achieve the clean energy future we all want for Hawaii. NextEra Energy and Hawaiian Electric share a common vision, a more affordable clean energy future for Hawaii. While our goals are among the most ambitious in the nation, including increasing renewables to 65 percent, tripling solar and lowering customer bills 20 percent by 2030, we are confident that by leveraging both NextEra Energy and Hawaiian Electric's expertise and the additional financial resources that NextEra Energy brings, we can meet these targets even sooner. What's more, HEI's shareholders will realize significant value for their shares by participating in the upside potential of the combined company and the future growth of American Savings Bank, one of Hawaii's leading banks. All in all, we believe this transaction will benefit both our utility and bank customers, our employees, our community, our shareholders and Hawaii."

Subject to the terms and conditions of the merger agreement, upon completion of the transaction, HEI shareholders will be entitled to receive a fixed exchange ratio of 0.2413 shares of NextEra Energy common stock for each share of HEI common stock owned at the time of the completion of the merger. Just before completion of the merger, in the bank spinoff, HEI shareholders will also receive a pro rata portion of HEI's bank based on their proportionate ownership of HEI.

The transaction would expand NextEra Energy's regulated holdings and further balance its earnings mix, and is expected to be neutral to earnings per share for NextEra Energy shareholders in the first full year post-close and accretive thereafter. The transaction is expected to have no impact on NextEra Energy's quarterly dividend policy (the most recently declared quarterly dividend was $0.725 per NextEra Energy common share). Additionally, NextEra Energy remains committed to maintaining a strong balance sheet and will fund the transaction in a manner consistent with its current credit ratings.

Upon completion of the transaction, together with Florida Power & Light Company (FPL) and NextEra Energy Resources, LLC, Hawaiian Electric will become a third principal business within the NextEra Energy family of companies. Hawaiian Electric will continue to operate under its current name and continue to be headquartered in Honolulu.

The transaction is subject to approval by HEI shareholders, approval by the Hawaii Public Utilities Commission, the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, the Federal Energy Regulatory Commission, Securities and Exchange Commission effectiveness of registration statements, the spinoff of ASB Hawaii and additional regulatory approvals and other customary conditions. NextEra Energy and HEI expect the transaction, which has been unanimously approved by both companies' boards of directors, to be completed within approximately 12 months.

More information about the transaction can be found at **www.ForHawaiisFuture.com.**

FPL receives two ReliabilityOne™ awards

FPL was recognized by PA Consulting Group, Inc. as the recipient of two 2014 ReliabilityOne™ Awards: Outstanding Technology and Innovation in the U.S. and Outstanding Reliability Performance in the southeast region of the U.S. The ReliabilityOne™ Award is given annually to the utilities that have achieved outstanding reliability performance and have excelled in delivering the most reliable electric service to their customers.

"At FPL, we are focused on delivering excellent value to our customers – providing safe and reliable electric service, with bills that are the lowest in Florida and 25 percent below the national average," said Manny Miranda, FPL vice president of power delivery. "Our investments in strengthening the electric system and integrating smart grid technologies have helped us achieve two consecutive years of best-ever reliability performance. This prestigious award is a tribute to FPL's nearly 9,000 hard-working employees, who are committed to enhancing the service we provide our customers."

Since 2006, FPL has invested more than $1.5 billion on grid-strengthening improvements. The ongoing program – in addition to the company's system maintenance and improvement work – enables the system to better withstand Florida's severe weather and improve everyday reliability for customers in all weather.

All utilities operating electric delivery networks in North America are eligible for consideration for the ReliabilityOne™ Award.

NextEra Energy ranked as the top green utility in North America

NextEra Energy was ranked as the top green utility in North America and No. 4 in the world, based on carbon emissions and renewable energy capacity, according to the latest annual report from EI Energy Intelligence, an independent provider of global energy and geopolitical news, analysis, data and research.

"At NextEra Energy, we've been steadily investing in clean and renewable energy for decades, and we're pleased to be recognized once again as one of the top clean energy companies in North America and the world," said Jim Robo, chairman and chief executive officer of NextEra Energy. "NextEra Energy's carbon dioxide emissions rate is 53 percent lower than our industry's average. We're proud to be the largest generator in North America of renewable energy from the wind and sun, along with maintaining a balanced generation mix that includes not only renewables but a strong portfolio of emissions-free nuclear power plants and clean, combined-cycle natural gas-fueled power plants."

The EI analysts selected 100 of the largest power generators from around the world, accounting for more than half of global capacity. The evaluation considered carbon dioxide emissions per megawatt hour, volume of renewable energy capacity and proportion of renewables to total capacity.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," and "target" and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE's or HEI's plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI's bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the "Risk Factors" section of HEI's or NEE's most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE's and HEI's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. NEE will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NEE's website (www.investors.nexteraenergy.com) under the heading "Investor Relations" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from HEI's website (www.hei.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.

PARTICIPANTS IN THE MERGER SOLICITATION

NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about NEE's executive officers and directors in its definitive proxy statement filed with the SEC on April 4, 2014. You can find information about HEI's executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 21, 2014. Additional information about NEE's executive officers and directors and HEI's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NEE and HEI using the contact information above.